SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 17, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc and
The Royal Bank of Scotland plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                             X                                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                                                          No                              X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Item
1	Announcement — RBS exits UK Government’s Asset Protection Scheme

The Royal Bank of Scotland Group plc
17 October 2012

RBS exits UK Government’s Asset Protection Scheme

RBS is pleased to announce that it has agreed with HM Treasury to exit the UK Government’s Asset Protection Scheme effective 18 October 2012.

The exit comes at the earliest date consistent with the minimum contractual APS fee. RBS will have paid £2.5 billion for its participation in the APS, without having made a claim, in addition to around £1.5 billion it paid to HM Treasury for liquidity support received during the financial crisis.

The APS is the mechanism through which HM Treasury provided backstop credit insurance for a portfolio of RBS assets and derivative exposures, in support of the new Board’s turnaround plans for the Bank. It played an important role in stabilising market perceptions of RBS after the impact of the financial crisis became clearer and the Bank’s share price fell to a low of 10 pence1 in February 2009. This gave time for the Bank’s new Board and management to put its recovery plan into effect.

The Bank’s exit from the APS demonstrates the progress RBS has made in transforming a balance sheet that had become dangerously large and unstable into one that is more conservative, resilient, and sustainable. The Government agreed to insure £282 billion2 of assets when RBS formally entered APS in November 2009. Those assets have since fallen to around £105 billion, a reduction of 63%.

FSA approval has also been received for the exit of APS. RBS continues to discuss with the FSA its capital plans and actions for ensuring a balanced transition to Basel III.

Stephen Hester, Group Chief Executive, The Royal Bank of Scotland Group, said: “We all want a system in which banks will never again need to seek credit support from Government in a financial crisis. Huge progress has been made towards that goal and our exiting the APS is a significant milestone in RBS’s recovery.

The APS has played a valuable role, buying time for the Bank as we implemented change from the worrying days of 2009 to create the much stronger institution it is today. RBS’s capital, liquidity, and funding positions have been transformed in the past three years, so the time is now right for us to exit this scheme.

The Bank remains wholly committed to supporting its customers in the years ahead. Despite the scale of the Group’s overall risk reduction and balance sheet shrinkage, RBS has actually grown its UK loan book for core retail and corporate customers by four per cent overall since 2008.

The changes RBS needed to make after 2008 were truly radical. Much progress has been made along that road. There is much work still underway. But RBS and all who rely on us are better off for the strong progress already made.”

ENDS

Notes to editors:

•	The Group outlined its intention to participate in the APS in February 2009.
•	The Group signed an accession agreement to the APS on 26 November 2009.

For further information please contact:
Investor Relations
Richard O'Connor – Head of Investor Relations
+44 (0) 20 7672 1758

RBS Group Media Relations
+44 (0) 131 523 4205

1 Historical price unadjusted for June 2012 share consolidation. Equivalent post consolidation price would be £1.
2 The covered assets of £282 billion were calculated as at 31 December 2008. By the time the APS was formally signed in late 2009, these exposures had already been reduced to around £230 billion.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2012

THE ROYAL BANK OF SCOTLAND GROUP PLC (Registrant)

By:	/s/ Angela McEntee
Name: Angela McEntee
Title: Asistant Secretary

THE ROYAL BANK OF SCOTLAND PLC (Registrant)

By:	/s/ Angela McEntee
Name: Angela McEntee
Title: Asistant Secretary